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                                                                    EXHIBIT 4.17

                                  TRANSLATION


                               TENANCY AGREEMENT

Party A:    DongGuan Houjie Town Huangguan Industrial Estate Committee

Party B:    Jetcrown Industrial (DongGuan) Limited

        Through the sufficient negotiation of Party A and Party B and according to the principles of fairness and mutual benefit, the Parties agree to sign the following terms and conditions:

        1.      THE LOCATION AND AREA OF THE FACTORY:

        Party A will provide a block of industrial building with an area of 5,210 square meters at Huangguan Industrial Estate "Wai Min Chin" (a local name); a block of dormitories with an area of 3,410 square meters, (the total area of factory and dormitories is 8,620 square meters) to Party B for running his manufacturing production of electronics, plastics and metal precision etc.

        2.      TENANCY PERIOD AND RENTAL AMOUNT

        The factory and dormitories provided by Party A will be charged at a unit rate at DOLLARS EIGHT AND FIFTY CENTS RENMINBI (RMB8.50) per square meter per month. The tenancy period is two years, ie. from February 16, 2000 to February 15, 2002. Rentals shall be paid in arrears and on or before the 15th day of each month. If the rental becomes overdue, Party A is entitled to charge a penalty (the penalty is calculated based on a daily rate of 0.1% on the amount overdue).

        At signing this agreement, Party B should pay DOLLARS TWO HUNDRED THOUSAND RENMINBI (RMB200,000.00) to Party A as a deposit for hiring the factory. This deposit will be used to setoff the rental during the latter period of the agreement. If Party B cancel this agreement before its starting date, this deposit will be used to compensate Party A's loss and Party A will not refund it any more.
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        3.      RESPONSIBILITIES OF BOTH PARTIES:

                1. Party A should help Party B zealously in handling all kinds of affairs and procedures during the production and development processes. Party B should comply with the Government Policy, exercising the management system of the local city and town governments. Party B should pay all kinds of tax and other charges of the relevant government departments. Party B should also ensure its production are in a safe manner.

                2. Before hand over the factory to Party B, Party A should make sure the factory is clean and in good condition. The fire-fighting system is installed properly. Party A should provide water and electricity to the enclosing wall of the factory. The other relating facilities will be responsible by Party B. Party B should purchase estate insurance for the factory and facilities according to the country's relevant Enterprise Management Regulation.

                3. At the setting up of the new enterprise, with the Party B's agreement, Party A will offer staff to the factory to play a role such as plant manager, accountant and declaration officer etc. so as to help Party B in these areas. The amount of salary and wages will be compromised by Party A and B and will be paid by the latter.

                4. During the process of production and running business, if Party B wants to alter the existing factory structure, he should negotiate with Party A first. If the damage of the factory is due to Party B's usage, he should be held responsible to repair it. If there is an occurrence of any natural disasters, and as a result, the factory was damaged, it will be solved by both parties.

                5. If Party B wants to terminate the contract before its expiry, he should inform Party A three months before, and they should negotiate on those relevant terms.


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        4.      The aforementioned agreement is certified by both parties and agreed in consistent. The agreement takes effect from the date they signed it. This agreement is in duplicate, Party A and B will have one copy each which are of equal validity.

Party A : DongGuan Houjie               Party B : Jetcrown Industrial (DongGuan)
          Town Huangguan                          Limited
          Industrial Estate
          Committee

Representative : Wan Yui Kwan           Representative: Kam Wai Yip

Place of signing the agreement: Estate government of Huangguan Industrial Estate, Houjie Town, Dongguan.

Date of signing the agreement : January 20, 2000